Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017

November 9, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc. (“The Stars Group” or the “Corporation”) on a consolidated basis, for the three and nine months ended September 30, 2017. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2017 (the “Q3 2017 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2016 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2016 (the “2016 Annual Information Form” and together with the 2016 Annual Financial Statements and 2016 Annual MD&A, the “2016 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes, the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See note 4 in the 2016 Annual Financial Statements for information on the change in presentation currency from Canadian dollars to U.S. dollars. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q3 2017 Financial Statements.

As at September 30, 2017, the Corporation had two major lines of operations within its online gaming business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

This MD&A references non-IFRS and non-U.S. generally accepted accounting principles (“GAAP”) financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  The Corporation believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to November 9, 2017, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q3 2017 Financial Statements.  All quarterly information contained herein is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Q3 2017 Financial Statements contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2016 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to interactive entertainment or online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2016 Annual Information Form, elsewhere in this MD&A and the 2016 Annual Reports and in other filings that The Stars Group has made and may make with applicable securities authorities in the future, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of November 9, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below.

For example, the methodologies used to measure the Corporation’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of the Corporation’s product and service offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s products and services, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding, the Corporation believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to accurately represent its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group’s gaming business is its primary business and source of revenue and currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the “Stars Interactive Group Acquisition”).

Through its Stars Interactive Group division, which is based in the Isle of Man and operates globally, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online (including desktop and mobile) real-money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino. The Corporation offers these products and services under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands together have more than 115 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group currently estimates that PokerStars holds a majority of the global market share of real-money poker player liquidity, or the volume of real-money poker players, and is among the leaders in play-money poker player liquidity. The Stars Group also continues to estimate that its combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem (as discussed below), and increased marketing campaigns (particularly for the remainder of 2017 and into 2018), The Stars Group believes there are potentially significant opportunities for growth in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, including through mobile applications and other enhancements, expanding its game and sports portfolios and geographic reach, and launching external marketing campaigns.  In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

The Stars Group believes it has a premier, scalable platform that diversifies its products and services both geographically and across verticals and as such, continuously works to enhance this proprietary platform. The Corporation has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product and service offerings. The Stars Group dedicates nearly all of its research and development investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

The Stars Group also monitors and assesses its products and services, including through advanced business intelligence analytics regarding customer engagement and behavior, to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has not only implemented, and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others, but has also made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers, and adjust the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase). Most recently, the Corporation launched the Stars Rewards program in July 2017, which is an integrated cross vertical loyalty program focused on customer engagement, retention and experience that it believes will enhance the player experience. The Stars Rewards program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. Stars Rewards gives players randomized prizes based on a number of factors, including the time passed since the player made his or her first real-money deposit, volume of play, player impact on the overall ecosystem, such as whether the player is a net withdrawing versus net depositing player, and product and game selection.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high-volume, net-withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes these initiatives have led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on the Corporation’s real-money platform). The Stars Group has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for certain customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and other costs related to promoting the regulation of online gaming in various jurisdictions.

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third-party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.  The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination that such national regulatory frameworks are compliant with European Union law.  Outside of the European Union, The Stars Group anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, which may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. The Stars Group supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole, and expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on the Corporation’s business. See also “Regulatory Environment” in the 2016 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  The Stars Group may also be unable to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, in part due to laws and regulations governing this industry.  For example, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently conducts business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2016 Annual Information Form.

For additional information about The Stars Group, see the disclosure and discussion elsewhere in this MD&A, the Corporation’s management’s discussion and analysis for the three and six months ended June 30, 2017 (the “Q2 2017 MD&A”), and the 2016 Annual Reports. For additional risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2016 Annual

Reports and in other filings that The Stars Group has made and may make with applicable securities authorities in the future.

Third Quarter and Subsequent Developments

Below is a general summary of certain recent corporate developments from the third quarter of 2017 through the date hereof. For additional corporate developments and highlights, see the 2016 Annual Reports, the Q2 2017 MD&A, and “Further Information” below.

Name Change and Continuance

On August 1, 2017, the Corporation announced the completion of its corporate name change from Amaya Inc. to The Stars Group Inc. and the continuance of the Corporation under the Business Corporations Act (Ontario) such that it is now an Ontario corporation and subject to such act. The Corporation also announced that it moved its corporate head office to Toronto, Ontario, and that its ticker symbols for its common shares (“Common Shares”) changed to “TSG” on the Nasdaq Global Select Market and “TSGI” on the Toronto Stock Exchange, both effective August 1, 2017. The corporate name change and continuance followed approval by the Corporation’s shareholders present in person or represented by proxy at the Corporation’s annual and special meeting of shareholders held on June 21, 2017.

USD Second Lien Term Loan Prepayments

On August 8, 2017 and September 20, 2017, the Corporation prepaid without penalty $40 million and $75 million, respectively (collectively, the “Prepayments”), under the USD Second Lien Term Loan (as defined below) using cash on its balance sheet, cash flow from operations or a combination thereof, which it expects to result in approximately $9.5 million in annual interest savings. Following the Prepayments, the principal balance of the USD Second Lien Term loan as of the date hereof is $95 million.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Although management may have provided other key metrics since the Stars Interactive Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of its business, performance and trends affecting the same. This includes, without limitation, customer engagement, gameplay, depositing activity and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high-volume, net-withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to understanding the Corporation’s current and future business, performance or trends affecting the same. As a result, such historic metrics may be replaced, redefined or clarified, or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product and service offerings, loyalty programs, customer acquisition efforts, and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

With respect to QAUs and QNY, the Corporation provides applicable trend information for each of the quarterly periods since the fourth quarter of 2014 following the Stars Interactive Group Acquisition. As a result of management’s continued review and assessment of such metrics as noted above, beginning with the second quarter of 2017 and as previously disclosed, it determined that the prior definition of QAUs required further adjustment to remove those customers who were active during the applicable quarterly period by taking advantage of certain customer acquisition promotional incentives, but had not yet made a deposit or transferred funds into their real-money accounts with the Corporation for further gameplay, and to clarify the inclusions in and exclusions from the definition, particularly relating to free play, bonuses and promotions. Management believes that these adjustments to its key metrics will provide a more accurate understanding of the Corporation’s customers, including their engagement and activity. As such, QAUs and QNY (as QAUs serve as the denominator for QNY) for each quarterly period since the fourth quarter of 2014 were re-calculated accordingly and first provided in the Q2 2017 MD&A. The Corporation believes that readers should consider both QAUs and QNY together as customer growth trends reflected in QAUs and customer monetization trends reflected in QNY are key factors that affect the Corporation’s revenues.

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of the Corporation’s real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the Corporation’s real-money online gaming brands.

During the three months ended September 30, 2017, the Corporation had 2.10 million combined QAUs, which represents an increase of 2.1% over the prior year period. The Corporation believes that the increase when compared to the third quarter of 2016 was primarily the result of the growth and expansion of the Corporation’s real-money online casino and sportsbook product offerings and the re-launch of real-money online poker and casino in Portugal.  Notwithstanding, the Corporation’s QAUs were negatively impacted by (i) the cessation of operations in Colombia, Australia and Slovenia, (ii) previously disclosed negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction, and (iii) the new local licensing regime in the Czech Republic with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base due to, among other things, competition from alternative products and services, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others, and past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings. Notwithstanding, the Corporation intends to grow its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in customer relationship management initiatives, demonstrating the superiority of its products and services, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, and continuing to introduce new and innovative products, features and enhancements. See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in Other Gaming revenues) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below. For other important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Foreign Exchange Impact on Revenue” for each of the three and nine months ended September 30, 2017.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its real-money online gaming offerings are reflected in QNY and are key factors that affect the Corporation’s revenue.

During the three months ended September 30, 2017, the Corporation’s QNY was $150, which represents an increase of 18.8% from the prior year period. The growth in QNY was primarily the result of the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand. During the three months ended September 30, 2017, the Corporation’s constant currency QNY was $144, which represents an increase of 13.9% from the prior year period.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered and gross win margins (i.e., the percentage of wagers retained by the Corporation) in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, and promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract and retain high-value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

The tables below present reconciliations of the numerator of QNY (i.e., Poker and Casino & Sportsbook revenues) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliations below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
$000's	2014	2015	2015	2015	2015	2016
Revenue	300,211	272,292	259,500	247,327	293,201	288,518
Corporate	(1,899)	(426)	(392)	(225)	(471)	(59)
Other Gaming Revenue	(11,815)	(12,638)	(11,562)	(9,729)	(13,419)	(11,971)
Poker and Casino & Sportsbook	286,497	259,228	247,546	237,373	279,311	276,488

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2016	2016	2016	2017	2017	2017

Revenue	285,762	270,681	310,285	317,320	305,305	329,443
Corporate	(46)	—	(2)	(22)	(92)	(213)
Other Gaming Revenue	(10,479)	(9,632)	(12,884)	(11,854)	(12,762)	(12,675)
Poker and Casino & Sportsbook	275,237	261,049	297,399	305,444	292,451	316,555

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three and nine months ended September 30, 2017 and 2016, and for the year ended December 31, 2016 is set forth below.

	Three Months Ended September 30,		Nine Months Ended September 30,		Year ended December 31,
$000's, except per share amounts	2017	2016	2017	2016	2016
Revenue	329,443	270,681	952,065	844,961	1,155,247
Net Earnings	75,874	12,523	212,110	90,511	135,550
Basic Net Earnings Per Common Share	$0.52	$0.09	$1.45	$0.65	$0.96
Diluted Net Earnings Per Common Share	$0.37	$0.06	$1.05	$0.47	$0.70
Total Assets (as at)	5,353,385	5,582,797	5,353,385	5,582,797	5,462,475
Total Long-Term Liabilities (as at)	2,488,399	2,504,445	2,488,399	2,504,445	2,412,579

Total revenue increased for the three and nine months ended September 30, 2017 as compared to the respective prior year periods primarily as a result of the growth of the Corporation’s online poker, casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. For total revenue calculated on a constant currency basis, see “Foreign Exchange Impact on Revenue” below for each of the three and nine months ended September 30, 2017.

The decrease in the Corporation’s asset base from December 31, 2016 was primarily the result of amortization of its intangible assets and a decrease in the fair value of the Swap Agreements (as defined and described below), while the increase in outstanding long-term liabilities from December 31, 2016 was primarily explained by the Corporation not being required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans (as defined below) during the nine months ended September 30, 2017, which moved $40 million of such First Lien Term Loans from short-term to long-term, as a result of the Refinancing and Repricing (each as defined below).

Other Financial Information

To supplement its Q3 2017 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of Adjusted Cash Flow from Operations, by cash that is not available for financial or operational use. The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended September 30,		Nine Months Ended September 30,
$000's, except per share amounts	2017	2016	2017	2016
Total Revenue	329,443	270,681	952,065	844,961
Adjusted EBITDA	155,767	123,164	453,305	376,489
Adjusted Cash Flow from Operations	141,986	84,976	393,241	278,122
Adjusted Net Earnings	119,595	84,979	346,990	259,686
Adjusted Net Earnings per Diluted Share	$0.58	$0.42	$1.71	$1.34

Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation currently considers the following non-IFRS measures:

Adjusted EBITDA, which the Corporation defines as net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

Adjusted Cash Flow from Operations, which the Corporation defines as net cash inflows (outflows) from operating activities net of customer deposit liability movements, and which the Corporation first introduced for the quarter ended June 30, 2017.

Adjusted Net Earnings, which the Corporation defines as net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items as set out in the table below.

Adjusted Net Earnings per Diluted Share, as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 6 in the Q3 2017 Financial Statements.  For the three and nine months ended September 30, 2017, Diluted Shares equaled 204,800,009 and 202,796,952, respectively.

The table below presents a reconciliation of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, each to the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
$000's, except per share amounts	2017	2016	2017	2016
Net earnings	75,874	12,523	212,110	90,511
Financial expenses	41,040	49,458	123,326	101,734
Income taxes expense (recovery)	2,186	(400)	856	4,078
Depreciation of property and equipment	2,178	2,119	6,555	6,109
Amortization of intangible and deferred development costs	34,453	33,326	102,411	96,919
EBITDA	155,731	97,026	445,258	299,351
Stock-based compensation	3,298	1,978	7,914	8,396
Termination of employment agreements	1,357	3,047	4,165	11,365
Termination of affiliate agreements	—	1,053	407	3,386
Loss on disposal of assets	338	246	599	562
(Gain) loss from investments	(9,024)	10,589	(14,236)	14,550
Acquisition-related costs	—	—	—	199
Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets	1,451	574	(5,861)	6,641
Other costs (see table below)	2,616	8,651	15,059	32,039
Adjusted EBITDA	155,767	123,164	453,305	376,489
Current income tax expense	(3,288)	(342)	(6,690)	(5,814)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,556)	(4,369)	(15,740)	(12,359)
Interest (excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price)	(27,328)	(33,474)	(83,885)	(98,630)
Adjusted Net Earnings	119,595	84,979	346,990	259,686
Diluted Shares	204,800,009	200,016,913	202,796,952	193,866,395
Adjusted Net Earnings per Diluted Share	$0.58	$0.42	$1.71	$1.34

There are a number of limitations related to the use of these measures rather than net earnings, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and
•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Group Acquisition or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation following the Stars Interactive Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues assessing its operations and calculating applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Non-U.S. lobbying and legal expenses	797	476	2,622	2,300
U.S. lobbying and legal expenses	2,119	2,336	9,612	9,163
Strategic review professional fees	—	2,237	125	7,372
Retention bonuses	41	437	1,271	2,657
Non-recurring professional fees	664	413	2,168	4,833
AMF and other investigation professional fees (net of insurance proceeds)	(1,265)	2,587	3,888	4,492
Austria gaming duty	—	—	(5,000)	—
Office restructuring and legacy business unit shutdown costs	260	165	373	1,222
Other costs	2,616	8,651	15,059	32,039

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Net cash inflows from operating activities	144,870	86,693	370,843	201,641
Customer deposit liability movement	(2,884)	(1,717)	22,398	76,481
Adjusted Cash Flow from Operations	141,986	84,976	393,241	278,122

The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its cash flow from operations as customer deposits are not available funds for the Corporation to use for financial or operational purposes.

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended September 30, 2017 and 2016

	Three Months Ended September 30,
$000's except percentage amounts	2017	2016	Variance	% Change
Revenue	329,443	270,681	58,762	21.7%
Selling	42,587	35,502	7,085	20.0%
General and administrative	140,815	136,133	4,682	3.4%
Financial	41,040	49,458	(8,418)	(17.0%)
Gaming duty	33,396	26,829	6,567	24.5%
Gain (loss) from investments	9,024	(10,589)	19,613	185.2%
Net loss from associates	(2,569)	(47)	(2,522)	(5367.0%)
Income taxes expense (recovery)	2,186	(400)	2,586	646.4%

Revenue

The revenue increase for the three months ended September 30, 2017 as compared to the prior year period was primarily attributable to (i) the implementation of the Stars Rewards loyalty program, (ii) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (iii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (iv) user experience and user interface improvements to the Corporation’s sportsbook product, and (v) the re-launch of real-money online poker and real-money online casino in Portugal. Revenues were negatively impacted by a provision for retrospective VAT relating to prior periods in Switzerland following a change in policy by in the Swiss tax authority regarding the relevant tax law. As it relates to currency fluctuations during the quarter, the general weakening of the U.S. dollar relative to certain foreign currencies had a positive impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Three Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	84,606	4,443	—	89,049	—	89,049
Malta	54,733	57,063	1	111,797	—	111,797
Italy	20,363	13,289	142	33,794	—	33,794
United Kingdom	14,602	4,302	67	18,971	—	18,971
Spain	13,046	9,087	164	22,297	—	22,297
France	13,220	2,491	127	15,838	—	15,838
Other licensed or approved jurisdictions	20,823	4,487	12,174	37,484	213	37,697
	221,393	95,162	12,675	329,230	213	329,443

	Three Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	79,749	4,450	2	84,201	—	84,201
Malta	52,959	40,031	3	92,993	—	92,993
Italy	17,668	8,519	146	26,333	—	26,333
United Kingdom	13,261	2,799	86	16,146	—	16,146
Spain	10,826	5,825	153	16,804	—	16,804
France	10,016	886	133	11,035	—	11,035
Other licensed or approved jurisdictions	12,370	1,690	9,109	23,169	—	23,169
	196,849	64,200	9,632	270,681	—	270,681

The majority of the Corporation’s revenues are generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and other sources of revenue primarily related to gaming are aggregated into Other Gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the three months ended September 30, 2017 was $221.4 million as compared to Poker revenue of $196.8 million for the prior year period, which represents an increase of approximately 12.5% year-over-year. The increase in Poker revenue was primarily the result of (i) the implementation of the Stars Rewards loyalty program, (ii) the re-launch of online poker in Portugal, and (iii) positive impacts of foreign exchange fluctuations. Notwithstanding, Poker revenues were negatively impacted by among other things (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings,  (ii) a provision for retrospective VAT relating to prior periods in Switzerland following a change in policy by in the Swiss tax authority regarding the relevant tax law, (iii) the new local licensing regime in the Czech Republic with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, (iv) the cessation of operations in Colombia, Australia and Slovenia, and (v) previously disclosed negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended September 30, 2017 was $95.2 million as compared to $64.2 million for the prior year period, which represents an increase of 48.3%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) user experience and user interface improvements to the Corporation’s sportsbook product. Notwithstanding, Casino & Sportsbook revenues were negatively impacted by, among other things, (i) a provision for retrospective VAT relating to prior periods in Switzerland following a change in policy by in the Swiss tax authority regarding the relevant tax law and (ii) the new local licensing regime in the Czech Republic with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended September 30, 2017 or 2016 or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

Poker

Poker revenue increased in all geographic regions for the three months ended September 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Poker Revenue” for the same period. The growth in other licensed and approved jurisdictions was also the result of obtaining local licenses to operate certain online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal). The growth in Malta was negatively impacted by the movement of Romania and Czech Republic to local licensing regimes.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region for the three months ended September 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Casino & Sportsbook Revenue” for the same period. The increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license in the Isle of Man and the United Kingdom. Malta was also positively impacted by the expansion of the Corporation’s online casino and sportsbook product offerings into eligible markets. The significant increase in the Isle of Man was also a result of the expansion of the Corporation’s online casino into certain additional eligible non-European Union markets.  In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of previously obtaining local licenses to operate online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal).

Other Gaming

Other Gaming revenue was relatively flat as a proportion of total revenue during the three months ended September 30, 2017 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general weakening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of the Corporation’s customers) during the three months ended September 30, 2017 as compared to the prior year period had a positive impact on the Corporation’s Poker, Casino & Sportsbook revenue. During the three months ended September 30, 2017, the Corporation estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 4.2% increase in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended September 30, 2017 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $316.1 million, which is $13.3 million lower than actual IFRS revenues during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by 16.8%, as opposed to 21.7%, over the prior year period.

Expenses

Selling

The increase in selling expenses for the three months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) an increase in acquisition marketing costs in connection with online poker operations and (ii) an increase in royalty costs in connection with online casino operations driven by the growth and expansion of third-party slot and live dealer game offerings. This increase was partially offset by a decrease in marketing and television advertising campaigns related to the BetStars brand.

General and Administrative

The increase in general and administrative expenses for the three months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) increased payment processor costs due to higher net deposits in the 2017 period and (ii) an increase in salary expense due to staff restructuring in connection with Corporation’s previously announced operational excellence program and the provision for expected annual staff incentives in the 2017 period.

Financial

The decrease in financial expenses for the three months ended September 30, 2017 as compared to the prior year period was primarily the result of accretion recorded in respect of the deferred consideration for the Stars Interactive Group Acquisition in the prior year period.

Gaming Duty

The increase in gaming duty expenses for the three months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) gaming duty on Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Italy, Spain, France and the United Kingdom, and (ii) gaming duty in markets licensed within the last year such as Portugal and the Czech Republic.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations. Almost all its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Gain (Loss) from Investments

The gain recognized from investments during the three months ended September 30, 2017 as compared to the prior year period was primarily the result of an increase in the value of the Corporation’s retained ownership in NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) as a result of the previously announced support agreement with Scientific Games Corporation (“Scientific Games”) relating to the proposed acquisition by Scientific Games of all outstanding ordinary shares of NYX Gaming Group. For the prior year period, the loss from investments comprised (i) a provision recorded relating to an EBITDA support agreement entered into with Innova Gaming Group Inc. (“Innova”) in connection with its previously reported initial public offering on May 5, 2015 and (ii) a decrease in the value of the Corporation’s retained ownership of certain preferred shares (the “NYX Sub Preferred Shares”) of NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (“NYX Sub”), issued to the Corporation as partial consideration for the sale of two of the Corporation’s former businesses, CryptoLogic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), to NYX Gaming Group and NYX Sub.

Income Taxes Expense (Recovery)

The increase in income taxes for the three months ended September 30, 2017 as compared to the prior year period was primarily due to (i) an increase in taxable income generated through the Corporation’s Malta license, and (ii) certain adjustments made in the prior period to estimated taxable income in Malta resulting in a lower tax provision in that jurisdiction. The Corporation’s effective corporate income tax rate for the three months ended September 30, 2017, excluding prior year adjustments, was 2.8% as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duty, VAT and employment taxes.

Comparison of the Nine Months Ended September 30, 2017 and 2016

	Nine Months Ended September 30,
$000's except percentage amounts	2017	2016	Variance	% Change
Revenue	952,065	844,961	107,104	12.7%
Selling	125,458	117,280	8,178	7.0%
General and administrative	408,398	433,571	(25,173)	(5.8%)
Financial	123,326	101,734	21,592	21.2%
Gaming duty	93,583	83,682	9,901	11.8%
Acquisition-related costs	—	199	(199)	(100.0%)
Gain (loss) from investments	14,235	(14,550)	28,785	197.8%
Net (loss) earnings from associates	(2,569)	644	(3,213)	(499.0%)
Income taxes expense	856	4,078	(3,222)	(79.0%)

Revenue

The revenue increase for the nine months ended September 30, 2017 as compared to the prior year period was primarily attributable to (i) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (iii) the implementation of the Stars Rewards loyalty program, (iv) user experience and user interface improvements to the Corporation’s sportsbook product, and (iv) the re-launch of real-money online poker and real-money online casino in Portugal and the launch of PokerStars NJ. It was also favorably impacted by the Corporation’s previously announced strategy of focusing on recreational players, which has seen signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players. As it relates to currency fluctuations during the nine-month period, the general weakening of the U.S. dollar relative to certain foreign currencies had a positive impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Nine Months Ended September 30, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	255,960	22,577	—	278,537	—	278,537
Malta	155,895	159,339	1	315,235	—	315,235
Italy	60,097	35,817	442	96,356	—	96,356
United Kingdom	40,962	10,541	200	51,703	—	51,703
Spain	34,116	24,163	502	58,781	—	58,781
France	36,359	6,027	385	42,771	—	42,771
Other licensed or approved jurisdictions	59,557	13,040	35,761	108,358	324	108,682
	642,946	271,504	37,291	951,741	324	952,065

	Nine Months Ended September 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	251,190	10,666	2	261,858	—	261,858
Malta	173,247	119,931	3	293,181	—	293,181
Italy	57,699	21,346	447	79,492	—	79,492
United Kingdom	43,319	9,932	283	53,534	—	53,534
Spain	30,456	17,453	468	48,377	—	48,377
France	38,182	1,212	413	39,807	—	39,807
Other licensed or approved jurisdictions	34,752	3,389	30,466	68,607	105	68,712
	628,845	183,929	32,082	844,856	105	844,961

The majority of the Corporation’s revenues are generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and other sources of revenue primarily related to gaming are aggregated into Other Gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the nine months ended September 30, 2017 was $642.9 million as compared to Poker revenue of $628.8 million for the prior year period, which represents an increase of approximately 2.2% year-over-year. The increase in Poker revenue was primarily the result of (i) the implementation of the Stars Rewards loyalty program, (ii) the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its previous online poker loyalty program, rake structure and the introduction of new poker promotions, (iii) re-launch of online poker in Portugal and launch of PokerStars NJ, and (iv) increased marketing spend in the fourth quarter of 2016 versus the prior year period with some resulting revenue impact in the first quarter of 2017. Notwithstanding, Poker revenues were negatively impacted by, among other things, (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the temporary cessation of operations during a portion of the period in the Czech Republic and the subsequent re-launch in the country under a local license with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, and (iv) the cessation of operations in Australia, Colombia, Israel and Slovenia. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the nine months ended September 30, 2017 was $271.5 million as compared to $183.9 million for the prior year period, which represents an increase of 47.6%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports and user experience and user interface improvements to the Corporation’s sportsbook product.  For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the nine months ended September 30, 2017 or 2016 or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

Poker

Poker revenue increased in each geographic region, except in Malta, United Kingdom and France, for the nine months ended September 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Poker Revenue” for the same period. The increase in Spain was also due to higher than anticipated jackpot payouts in the Corporation’s Spin & Go product during the first quarter of 2016. The growth in other licensed and approved jurisdictions was also the result of obtaining local licenses to operate certain online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of PokerStars NJ to the New Jersey market. The decline in Malta was primarily the result of the movement of Romania and Czech Republic to local licensing regimes, and the cessation of operations in Slovenia. The decline in the United Kingdom was primarily due to the devaluation of the Great Britain Pound Sterling against the U.S. dollar. The decline in France was primarily due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region for the nine months ended September 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Casino & Sportsbook Revenue” for the same period. The increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license in the Isle of Man and the United Kingdom. The significant increase in the Isle of Man was also a result of the expansion of the Corporation’s online casino into certain additional eligible non-European Union markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), the introduction of online casino and sportsbook in Denmark and the introduction of online casino in New Jersey.  The significant increase in Italy was also due to the growth of online casino and the launch of online sportsbook in the middle of the second quarter of 2016. The significant increase in France was due to the launch of online sportsbook in the latter half of the second quarter of 2016; the Corporation does not currently offer online casino in France.

Other Gaming

Other Gaming revenue was relatively flat as a proportion of total revenue during the nine months ended September 30, 2017 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general weakening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of the Corporation’s customers) during the nine months ended September 30, 2017 as compared to the prior year period had a positive impact on the Corporation’s Poker, Casino & Sportsbook revenue. During the nine months ended September 30, 2017, the Corporation estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 0.6% increase in the value of its customers’ local currencies relative to the U.S. dollar.

If the Corporation had translated its total IFRS revenue for the nine months ended September 30, 2017 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $941.8 million, which is $10.3 million higher than actual IFRS revenues during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the nine-month period would have increased by 11.5%, as opposed to 12.7%, over the prior year period.

Expenses

Selling

The increase in selling expenses for the nine months ended September 30, 2017 as compared to the prior year period was primarily the result of an increase in royalty costs in connection with online casino operations driven by the growth and expansion of third-party slot and live dealer game offerings.

General and Administrative

The decrease in general and administrative expenses for the nine months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) a decrease in salary expense as a result of staff restructuring in connection with the operational excellence program and a reduction in employee termination costs, (ii) a reversal of the impairment of the Corporation’s investment in Innova taken in prior years, and (iii) a reduction in non-recurring professional fees, including those related to the Corporation’s strategic alternatives review during the 2016 period. The decrease was partially offset by (i) increased payment processor costs due to higher net deposits, increased affiliate activities and fewer discounts received from processors in the 2017 period and (ii) amortization of intangible assets and deferred development costs associated with the Stars Interactive Group Acquisition and the development and launch of new products and offerings across all three verticals.

Financial

The increase in financial expenses for the nine months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) unrealized exchange gains related to the translation of the USD Second Lien Term Loan and the deferred consideration for the Stars Interactive Group Acquisition and (ii) unrealized exchange gains generated on the Corporation’s outstanding U.S. dollar to Euro foreign exchange contracts, both generated during the prior year period.

Gaming Duty

The increase in gaming duty expenses for the nine months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) increases in gaming duty on Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Italy, Spain, France and the United Kingdom and (ii) gaming duty in new markets such as Portugal and the Czech Republic. The increase was partially offset by the Corporation’s receipt of $5 million in indemnification proceeds from the sellers of the Stars Interactive Group in respect of gaming duty owed in Austria for periods prior to the Stars Interactive Group Acquisition.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations. Almost all its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Gain (Loss) from Investments

The gain recognized from investments during the nine months ended September 30, 2017 as compared to the prior year period was primarily the result of (i) an increase in the value of the Corporation’s retained ownership in NYX Gaming Group as noted above and (ii) the realized gain on the note received in connection with the sale of a former subsidiary, Cadillac Jack Inc., in 2015 (the “Cadillac Jack Note”). For the prior year period, the loss from investments comprised (i) a provision recorded relating to the Innova EBITDA Support Agreement and (ii) a decrease in the value of the Corporation’s retained ownership of the NYX Sub Preferred Shares.

Income Taxes Expense (Recovery)

The decrease in income taxes for the nine months ended September 30, 2017 as compared to the prior year period was primarily due to (i) a refund of approximately $2.85 million from the Belgian tax authorities relating to the closure of a prior tax audit and (ii) the reversal of a provision for a potential corporate tax liability. The Corporation’s effective corporate income tax rate for the nine months ended September 30, 2017, excluding prior year adjustments, was 2.6% as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duty, VAT and employment taxes.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, the fourth quarter of 2015 was initially presented in Canadian dollars.

	For the three months ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,
$000’s, except per share amounts	2015	2016	2016	2016	2016	2017	2017	2017
Total Revenue	293,201	288,518	285,763	270,681	310,285	317,320	305,305	329,443
Net Earnings (loss)	(17,119)	55,491	22,497	12,523	45,039	65,753	70,483	75,874
Net Earnings (loss) from Continuing Operations	(15,226)	55,491	22,497	12,523	45,039	65,753	70,483	75,874
Basic Net Earnings (loss) per Common Share	$(0.13)	$0.42	$0.16	$0.09	$0.31	$0.45	$0.48	$0.52
Diluted Net Earnings (loss) per Common Share	$(0.13)	$0.28	$0.12	$0.06	$0.23	$0.33	$0.35	$0.37
Basic Net Earnings (loss) from Continuing Operations per Common Share	$(0.11)	$0.42	$0.16	$0.09	$0.31	$0.45	$0.48	$0.52
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$(0.11)	$0.28	$0.12	$0.06	$0.23	$0.33	$0.35	$0.37

The year-over-year revenue increases since the fourth quarter of 2016 as compared to the prior year periods were primarily attributable to Casino & Sportsbook revenues resulting from the continued rollout of casino and sportsbook products and the expansion of the geographical reach of such products into eligible markets. Prior to the third quarter of 2017, the revenue increases were also a result of the previously announced changes to the Corporation’s customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players.

For a discussion of trends and variances over the three and nine months ended September 30, 2017 and 2016, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the Corporation’s business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings (loss) alone, the Corporation also analyzes Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues, key metrics and customer activity have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2016 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. The Corporation’s working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form.

The Corporation believes that it improved its financial condition since December 31, 2016 by, among other things, paying all remaining amounts of the deferred purchase price for the Stars Interactive Group Acquisition, completing the Repricing, making the Prepayments, decreasing its leverage ratios and producing strong net cash inflows from operating activities. The Corporation expects to continue improving its financial condition through its strong cash flow generation and liquidity, including as a result of continuing to introduce new and innovative products and pursuing expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, including the Repricing, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q3 2017 Financial Statements, as well as the 2016 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, have in the past reduced, and may in the future reduce, the purchasing power of the Corporation’s customers, thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate some of its foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recognized foreign currency losses of $2.6 million and $5.5 million in the three months ended September 30, 2017 and 2016, respectively, and foreign currency losses of $2.3 million and foreign currency gains of $24.6 million in the nine months ended September 30, 2017 and 2016, respectively.

For additional information on derivatives, see also note 2 in the 2016 Annual Financial Statements and note 10 in the Q3 2017 Financial Statements. Management monitors movements in foreign exchange rates by frequently reviewing certain currency pairs. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates (particularly fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on its EUR First Lien Term Loan (as defined below) and USD Second Lien Term Loan, which each bear interest at variable rates.

As of the date hereof, the USD First Lien Term Loan and USD Second Lien Term Loan each have a LIBOR floor of 1.00% and the EUR First Lien Term Loan has a 0% Euribor floor. As such, the interest rates cannot decrease below 4.50%, 8.00% and 3.75%, respectively. Management monitors movements in the interest rates by frequently reviewing the Euribor and LIBOR.

The Corporation’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would occur only if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as at September 30, 2017:

	Payments due by period
	Total	Less than	1-3 years	4-5 years	More than
$000's		1 year			5 years
Provisions	18,161	15,070	3,091	—	—
Long Term Debt	2,903,440	141,691	281,598	2,480,151	—
Derivatives	95,630	—	95,630	—	—
Purchase Obligations	50,695	8,071	14,517	9,950	18,157
Total	3,067,926	164,832	394,836	2,490,101	18,157

During the three months ended September 30, 2017, the Corporation made the Prepayments under the USD Second Lien Term Loan, reducing the principal balance thereof accordingly.  For additional information on the Prepayments, see above under “Overview and Outlook—Third Quarter and Subsequent Developments—Prepayments”.

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Stars Interactive Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of September 30, 2017 and December 31, 2016, there were no amounts outstanding under the Credit Facility. However, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), thereby reducing the availability under the Credit Facility to $70 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2016 Annual Reports and the Q2 2017 MD&A, including under the heading “Legal Proceedings and Regulatory Actions”, as applicable, and note 31 of the 2016 Annual Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding as at September 30, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	September 30, 2017, Principal outstanding balance in local denominated currency	September 30, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.80%	1,900,515	1,850,252	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	383,202	447,264	286,143	296,197
USD Second Lien Term Loan	8.30%	95,000	55,468	210,000	166,453
Total long-term debt			2,352,984		2,428,579
Current portion			5,420		47,750
Non-current portion			2,347,564		2,380,829

The decrease in outstanding long-term debt from December 31, 2016 to September 30, 2017 was primarily the result of the Prepayments and quarterly scheduled debt principal repayments, partially offset by foreign exchange fluctuations, the Repricing, and interest accretion. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q3 2017 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation previously entered into the Swap Agreements.

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,842,187	—
EUR First Lien Term Loan	4,632	4,632	4,632	438,855	—
USD Second Lien Term Loan	—	—	—	—	95,000
Total	24,075	24,075	24,075	2,281,042	95,000

CDN 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units consisting of debentures and warrants, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million (the “CDN 2013 Debentures”). The CDN 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the “Refinancing”) and the Repricing, as at September 30, 2017, the first lien term loans consisted of a $1.96 billion first lien term loan priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and a €392 million first lien term loan priced at Euribor plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), with 1.00% LIBOR and 0% Euribor floors, respectively, and each repayable on August 22, 2021. Also giving effect to the Refinancing, Repricing and Prepayments, as at September 30, 2017, the second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

As previously disclosed, on March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with a 0% Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million. The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

In addition to the Refinancing and Repricing, the Corporation also made the Prepayments during the three months ended September 30, 2017. For additional information on the Prepayments, see above under “Overview and Outlook—Third Quarter and Subsequent Developments—USD Second Lien Term Loan Prepayments”.

As a result of the Refinancing, Repricing and Prepayments, the Corporation realized aggregate savings of approximately $4.6 million and $9.8 million in interest expense for the three and nine months ended September 30, 2017, respectively.

First Lien Term Loans

Except as set forth above, the Corporation is required to allocate up to 50% of its excess cash flow to the principal repayment of the First Lien Term Loans.  With respect to the First Lien Term loans, excess cash flow means EBITDA of Stars Group Holdings B.V. (a parent of Stars Interactive Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and Repricing and respective amendments to the credit agreement for the First Lien Term Loans, the Corporation was not required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016 and will not be required to do so during the fiscal years ending December 31, 2017 and 2018. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2019 and depending upon the total secured leverage ratio, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

The agreement for the First Lien Term Loans limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

As described above under “—Market Risk—Interest Rate Sensitivity”, the Corporation is exposed to fluctuations in the LIBOR rate as certain of its indebtedness has variable interest rates, which could lead to increased interest charges. During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As at September 30, 2017, the fair value of the Swap Agreements represented a liability of $95.63 million. As a result of the Swap Agreements, the Corporation had interest savings of $12.06 million during the year. During the nine months ended September 30, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.90 million. As a result of this unwinding and settlement, approximately $1.16 billion of the USD First Lien Term Loan is covered under the Swap Agreements. The remaining $688.67 million USD First Lien Term Loan is exposed to fluctuations in interest rates.

See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

USD Second Lien Term Loan

During the nine months ended September 30, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, the entire principal amount of the USD Second Lien Term Loan and the deferred purchase price for the Stars Interactive Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations.  Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During each of the three and nine months ended September 30, 2017, there was no ineffectiveness with respect to the net investment hedge.

For the three and nine months ended September 30, 2017, the Corporation recorded an unrealized exchange loss on translation of $30.56 million and $122.90 million, respectively, as compared to a gain of $6.82 million and a loss of $6.29 million for each of the prior year periods, in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred payment.

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended September 30, 2017 and 2016

The table below outlines a summary of cash inflows and outflows by activity for the three months ended September 30, 2017 and 2016.

	Three Months Ended September 30,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	144,870	86,693
Net cash outflows from financing activities	(148,888)	(39,274)
Net cash outflows from investing activities	(1,178)	(18,321)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended September 30, 2017 and 2016. The Corporation’s cash inflows from operating activities increased for the three months ended September 30, 2017 as compared to the prior year period primarily as a result of increased EBITDA generated from the Corporation’s underlying operations and a decrease in customer deposit withdrawals relative to the prior year period.

Cash Outflows from Financing Activities

During the three months ended September 30, 2017, the primary expenditure affecting cash outflows from financing activities was the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan, particularly the Prepayments. During the prior year period, the primary expenditure affecting cash outflows from financing activities was also the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan.

Cash Outflows from Investing Activities

During the three months ended September 30, 2017, the Corporation’s cash outflows from investing activities were primarily driven by capital expenditures, primarily consisting of investments in online poker, casino and sportsbook, as partially offset by the inflow of cash from the sale of all Innova common shares then-held by the Corporation. During the prior year period, the Corporation’s cash outflows from investing activities were primarily driven by (i) cash sweeps for the deferred purchase price for the Stars Interactive Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the acquisition), and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development.

Comparison of the Nine Months Ended September 30, 2017 and 2016

The table below outlines a summary of cash inflows and outflows by activity for the nine months ended September 30, 2017 and 2016.

	Nine Months Ended September 30,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	370,843	201,641
Net cash outflows from financing activities	(415,527)	(138,554)
Net cash outflows from investing activities	(10,108)	(118,570)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the nine months ended September 30, 2017 and 2016. The Corporation’s cash inflows from operating activities increased for the nine months ended September 30, 2017 as compared to the prior year period primarily as a result of increased EBITDA generated from the Corporation’s underlying operations and a decrease in customer deposit withdrawals relative to the prior year period.

Cash Outflows from Financing Activities

During the nine months ended September 30, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $197.5 million on the deferred purchase price during the period, (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan, particularly the Prepayments, and (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014. These expenditures were partially offset by a gain on settlement of certain derivatives. During the prior year period, the primary expenditures affecting cash outflows from financing activities were (i) the payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan, and (ii) the repayment of the CDN 2013 Debentures.

Cash Outflows from Investing Activities

During the nine months ended September 30, 2017, the Corporation’s cash outflows from investing activities were primarily driven by (i) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook, and (ii) the acquisition of the remaining interests held by the sellers of  Stars Fantasy Sports Subco, LLC, the operator of, among other things, the Corporation’s StarsDraft brand, in each case partially offset by the inflow of cash from the settlement of the Cadillac Jack Note and the sale of all Innova common shares then-held by the Corporation. During the prior year period, the Corporation’s cash outflows from investing activities were primarily driven by (i) cash sweeps for the deferred purchase price, (ii) settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former businesses, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (iv) the cash collateral delivered as part of the Kentucky Bond Collateral.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information, see note 2 to the Q3 2017 Financial Statements and 2016 Annual Financial Statements, the 2016 Annual MD&A, and the Q2 2017 MD&A. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three and nine months ended September 30, 2017.

Change in Critical Accounting Estimates

During the three and nine months ended September 30, 2017, there were no changes to the Corporation’s critical accounting estimates.

Change in Significant Accounting Policies

During the nine months ended September 30, 2017, the Corporation made the following changes to its significant accounting policies, all of which were adopted effective January 1, 2017:

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered a modification, with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different, then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred immediately to net earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the three and nine months ended September 30, 2017, there were no changes to the Corporation’s accounting policies adopted.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures in respect of risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

The Corporation intends to adopt IFRS 9 from its effective date of January 1, 2018 but is still finalizing its analysis of the expected impact on its consolidated financial statements, disclosures and related controls, specifically as applied to the classification and measurement of its currently designated available-for-sale investments, as well as the expected impact of adopting or delaying the adoption to a later date of the new hedge accounting requirements. Notwithstanding, the Corporation does not currently expect any such adoption to have a material impact on its future consolidated financial statements.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards in respect of revenue recognition. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements in IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, and the majority of other industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

The Corporation intends to adopt IFRS 15 from its effective date of January 1, 2018 but is still finalizing its analysis of the expected impact on its consolidated financial statements, disclosures and related controls. The Corporation does not currently expect such adoption to have a material impact on its future consolidated financial statements.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2017, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE DATA

As at November 7, 2017
Common Shares issued and outstanding	147,511,467
Common Shares issuable upon conversion of 1,139,249 Preferred Shares	56,680,120
Common Shares issuable upon exercise of options	7,318,348
Common Shares issuable upon exercise of warrants	4,000,000
Common Shares issuable upon settlement of other equity-based awards	739,543
Total Common Shares on a fully-diluted basis	216,249,478

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended September 30, 2017. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2016 Annual Reports and Q2 2017 MD&A, particularly under the heading “Legal Proceedings and Regulatory Actions”, as applicable.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2016 Annual Information Form and Q2 2017 MD&A, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 31 to the 2016 Annual Financial Statements. Since the date of the Q2 2017 MD&A, the Corporation has continued to pursue its appeal of the trial court’s order for damages in connection with the proceeding in Kentucky.

The AMF Investigation and Foreign Payments Matter

For information regarding the previously reported Autorité des marchés financiers (“AMF”) investigation and related matters, see below, the 2016 Annual Information Form and Q2 2017 MD&A. For information regarding the foreign payments matter, see below, the 2016 Annual Information Form, including under the headings “Legal Proceedings and Regulatory Actions—Foreign Payments Matter” and “Risk Factors and Uncertainties—The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition”, and Q2 2017 MD&A.

As previously disclosed, during an internal investigation with respect to the AMF matters, the Board became aware of certain information, which it is reviewing to determine whether the Corporation or any of its subsidiaries may have made improper payments relating to a portion of its historical business that was operated prior to the Stars Interactive Group Acquisition directly or through external consultants to foreign governmental officials in certain jurisdictions outside of Canada and the United States.  This historical business, which primarily provided lottery services and sold refurbished gaming terminals to both governments and private businesses, was never profitable and effectively ceased operations in 2014.  The Corporation does not currently have operations or hold any licenses or approvals in any of these foreign jurisdictions.

The Board’s review of the possibility of improper foreign payments is ongoing, with the involvement of external counsel, and additional information could become known to it in the future.  As previously disclosed, as part of the Board’s review, the Corporation contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and Securities Exchange Commission in the United States. These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.

Also in connection with the AMF investigation and related matters, in October 2017 the Corporation became aware of an AMF search of certain third-party premises that occurred in September 2017. To the Corporation’s knowledge, the AMF is now also investigating whether Mr. David Baazov and certain third parties entered into a nominee agreement in January 2007 that provided for such third parties to be the beneficial owners of a substantial portion of the Corporation’s common shares that Mr. Baazov previously disclosed he personally owned and whether certain other third parties were trading the Corporation’s securities during a period between 2010 and 2012 for the benefit of Mr. Baazov.  The affidavit supporting the September 2017 search asserts that Mr. Baazov, the third parties to the alleged nominee agreement, and the Corporation committed certain offenses under the Securities Act (Quebec) by not disclosing the existence of such agreement. Prior to learning of the September 2017 search, none of the Corporation’s current executive officers or directors were aware of the existence of the alleged nominee agreement and a copy of such agreement, if it exists, has not been provided to the Corporation. The Board, with its outside counsel, continues to closely monitor developments of the AMF investigation and related matters.

Class Actions

For information regarding the previously reported class action lawsuits, see the 2016 Annual Information Form and Q2 2017 MD&A.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s DC&P at the financial year end December 31, 2016. Based on that evaluation, the CEO and CFO concluded that, because of the material weaknesses in the Corporation’s ICFR that existed at December 31, 2016, which were disclosed in the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”, the Corporation’s DC&P were not effective as of September 30, 2017. Notwithstanding these material weaknesses, the Corporation’s management, including the CEO and CFO, concluded that the Q3 2017 Financial Statements present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s ICFR at the financial year end December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the CEO and CFO concluded that the Corporation’s ICFR was not effective as of December 31, 2016, because there were material weaknesses in the same. For a description and discussion of such material weaknesses, see the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”.

Remediation Efforts to Address Identified Material Weaknesses

Management is committed to remediating the material weaknesses in the Corporation’s ICFR identified as of December 31, 2016 and identifying and remediating internal control risks that could be material to the Corporation in the future. If not remediated effectively, the material weaknesses in such ICFR could impact the accuracy and completeness of the Corporation’s financial statements.

The Corporation has implemented the following measures to address the material weaknesses identified as of December 31, 2016:

Derivative Valuations and Hedge Accounting – The Corporation has implemented a change to its internal control over financial reporting relating to derivative valuations and hedge accounting.  Throughout the fourth quarter of

2016, the Corporation performed reviews to identify opportunities to improve the operation of its controls relating to derivative valuations and hedge accounting. In the same quarter, the Corporation engaged an external service provider that specializes in derivative valuations and provides a Type 1 report in accordance with Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization (a “SOC1 Report”) to provide applicable valuations for comparison to management’s internal valuations and to assist with hedge documentation and technical assessments related to any significant changes to existing hedge relationships or new hedge relationships. In the first quarter of 2017, management implemented additional internal controls in respect of hedge accounting and fully outsourced derivative valuations and aspects of hedge relationship assessments to the external provider, which will continue to provide a SOC1 Report.  Testing of this internal control continued during the second and third quarters of 2017.  As a result of this continued testing and certain expected changes in the Corporation’s ICFR environment prior to year-end, management will conclude as to the design and operational effectiveness relating to derivative valuations and hedge accounting when assessing the effectiveness of ICFR as at the end of 2017.

Foreign Exchange Rate Information – The Corporation performed a review of the design and operation of its controls relating to foreign exchange rate information. The Corporation now obtains foreign exchange rate information from an additional reputable source to compare such information against that provided by its previous sole information source and is still in the process of developing an automated control to perform such comparisons in the future.  No other changes to the design of this internal control were made in either the second or third quarter of 2017, although testing continued. As a result of this continued testing, management will conclude as to the design and operational effectiveness relating to foreign exchange rate information when assessing the effectiveness of ICFR as at the end of 2017.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. The Audit Committee of the Board (the “Audit Committee”) has directed management to continually develop and monitor detailed plans and timetables for completing the testing of the remedial measures outlined above. In addition, under the Audit Committee’s direction, management will continue to review and make necessary changes to the overall design and test the operation of the Corporation’s internal control environment.

As the Corporation implements these remediation efforts and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses or determine to modify the remediation efforts described above. The Corporation cannot provide assurance that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all the time. Management will continue to assess the effectiveness of these internal controls in connection with its evaluations of the effectiveness of its ICFR at year end.

Changes to Internal Control Over Financial Reporting

The Corporation has taken the measures described above under “Remediation Efforts to Address Identified Material Weaknesses”. However, there has been no change in The Stars Group’s ICFR that occurred during the three months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, The Stars Group’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2016 Annual Information Form.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q3 2017 Financial Statements, the 2016 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” therein, as applicable, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or the value of any other securities of the Corporation) could decline, and the Corporation’s securityholders could lose part or all of their investment.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including, without limitation, the Q3 2017 Financial Statements, the 2016 Annual Reports and other filings that The Stars Group has made and may make with applicable securities authorities in the future, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
November 9, 2017

(Signed) “Brian Kyle”

_____________________

Brian Kyle
Chief Financial Officer